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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                              -----------------------

                                  SCHEDULE TO/A

                  Tender Offer Statement Under Section 14(D)(1)

               Or 13(E)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         CSI COMPUTER SPECIALISTS, INC.

                            (Name of Subject Company)

                                              -----------------------

                            Interactive Systems, Inc.

                              Mr. Donald C. Weymer

                       (Name of Filing Person -- Offeror)

                    Common Stock, Par Value $0.001 Per Share

                        (Title of Classes of Securities)

                                                     12631103

                      (CUSIP Number of Class of Securities)

                                              -----------------------

                                Robert V. Windley

                         CSI Computer Specialists, Inc.

                         904 Wind River Lane, Suite 100

                          Gaithersburg, Maryland 63101

                                                  (301) 921-8860

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                              -----------------------

                                 With a copy to:

                Denise R. Brown, Esq.
                     Shaw Pittman

                 2300 N Street, N.W.
                 Washington, DC 20037

                    (202) 663-8000

                            CALCULATION OF FILING FEE

                    TRANSACTION VALUATION* AMOUNT OF FILING FEE

                              $2,520,888 $504.18

   * Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 2,520,888 shares of common stock, par value $0.001 per share (the "Common Shares"), at a price per Common Share of $1.00 cash. Such number of Common Shares represents the fully diluted number of Common Shares outstanding as of April 24, 2000, less the number of Common Shares already beneficially owned by Mr. Donald C. Weymer, Interactive Systems, Inc.'s Chief Executive Officer, President, a Director and 98% shareholder.

       [X]  Check  box if any  part of the fee is  offset  as  provided  by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $504.18 Filing Party: Interactive Systems, Inc.
       Form or Registration No.:  Schedule TO        Date Filed:  April 26, 2000

       [  ]  Check  the  box  if  the  filing   relates  solely  to  preliminary
       communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X] third-party tender offer subject to Rule 14d-1.

       [ ]  issuer tender offer subject to Rule 13e-4.

       [ ]  going-private transaction subject to Rule 13e-3.

       [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                                       - 6 -

This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Interactive Systems, Inc. ("ISI"), relating to the offer by ISI to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the "Common Shares"), of CSI Computer Specialists, Inc. (the "Company") at a purchase price of $1.00 per Common Share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase, dated April 26, 2000 (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer"), copies of which were previously filed as Exhibits (a)(1) and (a)(2) to the Schedule TO. By this Amendment, Mr. Donald C. Weymer has been added as a bidder. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule TO, including the Offer to Purchase.

ITEMS 1 THROUGH 9, 11 AND 13.

         Items 1 through 9, 11 and 13 of the Schedule TO, which are incorporated by reference to the information contained in the Offer to Purchase, are hereby amended as follows:

(1) The following language is hereby added to "SUMMARY OF THE OFFER" after the second sentence under "CAN THE OFFER BE EXTENDED AND HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?" on page iii of the Offer to
         Purchase:

         "The Offer must be extended for five business days in the event that there is a material change to the terms of the Offer and ten business days if there is a change in price, amount of Common Shares sought, dealer's soliciting fee, or other similar significant change."

(2) The following language is hereby added to "SUMMARY OF THE OFFER" after the first sentence under "ARE THERE ANY CONDITIONS TO THE OFFER?" on page iii of the Offer to Purchase:

         "All of the conditions to the Offer, other than necessary government approvals, must either be satisfied or waived prior to the expiration of the Offer."

(3) The following language is hereby added to "SUMMARY OF THE OFFER" after the first sentence under "WHAT DOES THE COMPANY'S BOARD OF DIRECTORS THINK OF THE OFFER?" on page iv of the Offer to Purchase:

         "In addition to evaluating these substantive factors, the Company's Board of Directors also considered retaining a financial advisor to determine the fairness of the transaction to the unaffiliated stockholders. The Company's Board of Directors ultimately decided that, given the Company's poor financial condition, it would not be in the best interests of the Company or its stockholders to incur the cost of a financial advisor. The Company's Board of Directors believes that its evaluation process was a fair one because it involved one independent director who is not employed by the Company, owns no Common Shares and, thus, cannot participate in the Offer. The Company's Board of Directors took no other steps to ensure the procedural and substantive fairness of the transaction to the unaffiliated stockholders."

(4) The following new bullet point is hereby added to "SUMMARY OF THE OFFER" immediately after the first bullet point under "WILL THERE BE A SUBSEQUENT OFFERING PERIOD?" on page iv of the Offer to Purchase:

         " - If we elect to provide a subsequent offering period, we will amend the Offer and disseminate the new information to the Company's stockholders at least five business days before the expiration of the Offer. See Section 1, page 9 for additional information."

(5) The following new bullet point is hereby added to "SUMMARY OF THE OFFER" as the last bullet point under "WILL THERE BE A SUBSEQUENT OFFERING PERIOD?" on page iv of the Offer to Purchase:

" - We will immediately accept and promptly pay for all Common Shares as they are tendered in the subsequent offering period. See Section 1, page 9 for further details."

(6) The following language is hereby added to the end of the next to the last paragraph under "SPECIAL FACTORS - BACKGROUND OF THE OFFER" on page 4 of the Offer to Purchase:

         "In addition, the Company advised us that its Board of Directors also considered retaining a financial advisor to determine the fairness of the transaction to the unaffiliated stockholders of the Company. The Company advised us that its Board of Directors ultimately decided that, given the Company's poor financial condition, it would not be in the best interests of the Company or its stockholders to incur the cost of a financial advisor. The Company informed us that its Board of Directors believes that its evaluation process was a fair one because it involved one independent director, Mr. David A. Chappell, who is not employed by the Company, owns no Common Shares and, thus, cannot participate in the Offer (see "Special Factors - Interests of Certain Persons," pages 5 and 6). Finally, the Company advised us that its Board of Directors took no other steps to ensure the procedural and substantive fairness of the transaction to the unaffiliated stockholders."

(7) The last paragraph under "SPECIAL FACTORS - PURPOSE AND PLANS" on page 5 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

         "This Offer was not designed to be a "going private transaction" under the Securities Exchange Act of 1934, as amended (the "Exchange Act") because each class of the equity securities of the Company is already held by less than 300 holders of record. In addition, the Company has advised us that it does not intend to file a Form 15 to terminate its registration under the Exchange Act unless all of the Common Shares are tendered pursuant to the Offer. If there is full participation in the Offer, the Company and ISI will take the appropriate steps to delist the Common Shares from the OTCBB. On the other hand, if all of the Common Shares are not tendered, the Company intends to remain a public company and to continue to file periodic reports, and to satisfy the other requirements under the Exchange Act, so that the Common Shares will remain listed on the OTCBB. Under the rules of the OTCBB, the Company must remain a reporting company under the Exchange Act in order for the Common Shares to remain listed on the OTCBB."

(8) The language under "THE OFFER - TERMS OF THE OFFER - SUBSEQUENT OFFERING PERIOD" (Section 1) on page 9 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

         "We reserve the right, in accordance with the rules and regulations of the SEC, to provide a subsequent offering period of three business days to 20 business days after the expiration of the initial offering period and our purchase of the Common Shares tendered. A subsequent offering period would give the Company stockholders who do not tender in the initial offering period another opportunity to tender their Common Shares and receive the same Offer price. If we elect to provide a subsequent offering period, we will amend the Offer and disseminate the new information to the Company's stockholders at least five business days before the expiration of the initial offering period. We will announce the results of the Offer, including the approximate number and percentage of Common Shares deposited to date, no later than 9:00 a.m., Eastern Time, on the next business day after the Expiration Date and immediately begin the subsequent offering period. During the subsequent offering period, Company stockholders will not have the right to withdraw the Common Shares previously tendered or tendered during the subsequent offering period. We will also immediately accept and promptly pay for all Common Shares as they are tendered in the subsequent offering period."

(9) The third to the last paragraph under "THE OFFER - CONDITIONS TO THE OFFER" (Section 10) on page 21 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

         "The foregoing conditions are for the sole benefit of ISI. ISI may assert the failure of any of the conditions which, in the reasonable judgment of ISI in any such case, and regardless of the circumstances (other than any circumstance arising solely by any action or inaction by ISI) giving rise to any such failure, makes it inadvisable to proceed with such acceptance for payment. The conditions may be waived by ISI in whole or in part at any time. The failure by ISI at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right that may be asserted at any time."

(10) The following new paragraph is hereby added immediately before the last paragraph under "THE OFFER CONDITIONS TO THE OFFER" (Section 10) on page 21 of the Offer to Purchase:

         "All of the conditions to the Offer, other than necessary government approvals, must either be satisfied or waived prior to the expiration of the Offer."

ITEM 11.  ADDITIONAL INFORMATION.

       On May 9, 2000, ISI and the Company issued a press release, the text of which is attached hereto as Exhibit (a)(8).

ITEM 12.  EXHIBITS.

       Item 12 is hereby amended and supplemented to include the following:

       (a)(8) On May 9, 2000, ISI and the Company issued a press release, the text of which is attached hereto as Exhibit (a)(8).


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                                                        SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         INTERACTIVE SYSTEMS, INC.

                         By /s/ DONALD C. WEYMER

                         Name: Donald C. Weymer
                         Title: President and Chief Executive Officer

                         MR. DONALD C. WEYMER

                         /s/ DONALD C. WEYMER

                         Dated: May 11, 2000


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                                  EXHIBIT INDEX

            (a)(8) Text of press release jointly issued by ISI and the Company, dated May 9, 2000.